EXHIBIT 5.1

[Letterhead of Continental Airlines, Inc.]

November 28, 2000

Continental Airlines, Inc.

1600 Smith Street, Dept. HQSEO

Houston, Texas 77002

Ladies and Gentlemen:

I am the Executive Vice President and General Counsel of Continental Airlines, Inc., a Delaware corporation (the "Company"). In that capacity, I am familiar with the Company's Registration Statement on Form S-8 (the "Registration Statement") relating to the offering and issuance of Supplemental Benefit Obligations (the "Obligations") of the Company pursuant to the Continental Airlines, Inc. Supplemental Savings Plan for Management Pilots (the "Plan").

This opinion is delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933 (the "Act"). In arriving at the opinions expressed below, I or other members of my legal staff have reviewed certain corporate records of the Company, including its Amended and Restated Certificate of Incorporation, its Bylaws, certain resolutions of the Board of Directors of the Company, the Plan, the Continental Airlines, Inc. Supplemental Savings Plan for Management Pilots Trust Agreement (the "Trust Agreement"), the Registration Statement together with the exhibits thereto, and such certificates of officers of the Company and other documents and records as I have deemed necessary for the purposes of this opinion.

As to matters of fact relevant to the opinions expressed herein, and as to factual matters arising in connection with our examination of corporate documents, records and other documents and writings, I and members of my legal staff relied upon certificates and other communications of corporate officers of the Company, without further investigation as to the facts set forth therein. We have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based upon the foregoing, I am of the opinion that the Obligations issued pursuant to the Plan will be binding obligations of the Company.

The foregoing opinions are limited to the federal law of the United States of America, the General Corporation Law of the State of Delaware and the law of the State of Texas, in each case as in effect on the date hereof, except that I express no opinion with respect to (i) the laws, regulations or ordinances of any county, town or municipality or governmental subdivision or agency thereof, (ii) federal or state securities or blue sky laws, including without limitation the Securities Act of 1933 and the Investment Company Act of 1940, each as amended, (iii) any federal or state tax, antitrust or fraudulent transfer or conveyance laws or (iv) the Employee Retirement Income Securities Act of 1974, as amended. In addition, my opinions are based upon a review of those laws, statutes, rules and regulations which, in my experience, are normally applicable to transactions of the type contemplated by the Plan and Trust Agreement.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. However, by giving such consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

/s/ JEFFERY A. SMISEK

Jeffery A. Smisek

Executive Vice President and General Counsel